A 3/27

Rec'd 5/19 ... 2/28/06

06008462

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

SECURITIESA
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66410

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan. 1, 2005 (MM/DD/YY) AND ENDING Dec 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alternative Wealth Strategies Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1040 North Kings Highway Suite 302
(No. and Street)

Cherry Hill (City) NJ (State) 08034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James C Gaul 256 755 0707
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Canterelli, Vernoia & Enterline LLP
(Name – *if individual, state last, first, middle name*)

One Eastern Avenue (Address) Somerville (City) NJ (State) 08876 (Zip Code)

PROCESSED
MAY 1 8 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/7/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, James C Gaul, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alternative Wealth Strategies Inc, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

JANET FARRELL
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES NOV. 20, 20 10

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALTERNATIVE WEALTH STRATEGIES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

Canterelli, Vernoia & Enterline, LLP
CERTIFIED PUBLIC ACCOUNTANTS
ONE EASTERN AVENUE
SOMERVILLE, NEW JERSEY 08876
(908) 725-4414

ALTERNATIVE WEALTH STRATEGIES, INC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

ALTERNATIVE WEALTH STRATIGIES, INC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

Canterelli, Vernoia & Enterline LLP
CERTIFIED PUBLIC ACCOUNTANTS

Vincent J. Canterelli, CPA
Michael F. Vernoia, Jr., CPA
Randall H. Enterline, CPA

ONE EASTERN AVENUE
SOMERVILLE, NEW JERSEY 08876

908 725-4414
FAX 908 725-4717

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Alternative Wealth Strategies, Inc.

We have audited the accompanying statement of financial condition of Alternative Wealth Strategies, Inc. (the Company) as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alternative Wealth Strategies, Inc. at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Canterelli, Vernoia & Enterline, LLP

Canterelli, Vernoia & Enterline, LLP
Somerville, NJ
February 20, 2006

ALTERNATIVE WEALTH STRATIGIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005

ASSETS	
Current Assets	
Cash & cash equivalents	$ 1,266
Commissions receivable	522
Total Current Liabilities	1,788
Other Assets	
Marketable securities	23,730
TOTAL ASSETS	$ 25,518
LIABILITIES AND SHAREHOLDER'S EQUITY	
Current Liabilities	
Commissions payable	$ 465
Total Current Liabilities	465
TOTAL LIABILITIES	465
Shareholder's Equity	
Common stock - Stated value $.01, 1,000 shares authorized, 500 shares issued and outstanding	5
Additional paid in capital	29,957
Accumulated other comprehensive income	10,560
Accumulated deficit	(15,469)
Total Shareholder's Equity	25,053
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$ 25,518

The accompanying notes are an integral part of these financial statements.

ALTERNATIVE WEALTH STRATIGIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE	
Commission income	$ 1,038,893
OPERATING EXPENSES	
Commission expense	935,754
Management fees	70,498
Overhead expenses	27,204
Licenses & fees	8,336
Office expenses	1,791
Total Operating Expenses	1,043,583
Loss from operations	(4,690)
Provision for corporate income taxes	500
NET LOSS	$ (5,190)

The accompanying notes are an integral part of these financial statements.

ALTERNATIVE WEALTH STRATIGIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock 5 shares	Additional Paid in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance at Beginning of Year	$ 5	16,668	(10,279)	0	$ 6,394
Net (Loss)			(5,190)		(5,190)
Add'l Paid in Capital		13,289			13,289
Other Comprehensive Income					
Unrealized holding gains on marketable securities	-	-	-	10,560	10,560
Balance at End of Year	$ 5	29,957	(15,469)	10,560	$ 25,053

The accompanying notes are an integral part of these financial statements.

ALTERNATIVE WEALTH STRATIGIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATIONS	
Net Loss	$ (5,190)
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH	
(Increase) in commissions receivable	(102)
Increase in commissions payable	228
NET CASH FLOW FROM OPERATIONS	(5,064)
CASH FLOWS FROM INVESTING	
Purchase of marketable securities	(13,171)
NET CASH FLOW FROM INVESTING	(13,171)
CASH FLOWS FROM FINANCING	
Proceeds from additional paid in capital	13,170
NET CASH FLOW FROM FINANCING	13,170
NET DECREASE IN CASH AND CASH EQUIVALENTS	(5,065)
Cash and cash equivalents at the beginning of the year	6,331
Cash and cash equivalents at the end the year	$ 1,266
CASH PAID FOR INTEREST AND INCOME TAXES	
Interest Expense	$ 0
Income Taxes	$ 500

The accompanying notes are an integral part of these financial statements.

ALTERNATIVE WEALTH STRATEGIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Alternative Wealth Strategies, Inc (the Company) was incorporated in the State of New Jersey in November of 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company was formed to sell mutual funds, limited partnerships and other securities on a commission basis. It is the policy of the Corporation not to hold or take physical possession of any securities of their customers.

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting and records it commissions receivable and payable on a trade date basis except for variable annuities and limited partnerships. Variable annuities and limited partnerships are recorded when the commissions are received.

Commissions receivable are written off based on a historical reserve method established by management. All current commissions receivable are believed to be collectable.

Investments

The Company classifies its marketable securities as "available for sale". These securities are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) method are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in money market accounts.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2-STOCKHOLDERS' EQUITY

The corporation is authorized to issue 1,000 shares of $.01 par voting common stock. The corporation has issued 500 shares of common stock and 500 shares are outstanding.

NOTE 3-RELATED PARTY TRANSACTIONS

The sole shareholder of the Company provides overhead services for the Company. These services are covered under an overhead operating agreement dated February 5, 2004 which includes office space, office employees and other normal reasonable office services. The services for 2005 totaled $27,200. In addition, the shareholder is also an independent registered representative with the Company for which he is entitled to commissions on all commission revenue he generates. The shareholder received $104,681 in commissions for the year 2005. The shareholder also receives management fees as authorized periodically by the board of directors. The shareholder received $70,498 in 2005 for management services rendered in 2005.

NOTE 4- INCOME TAXES

Alternative Wealth Strategies, Inc. has a New Jersey Corporate Business Tax expense of $500 for 2005. There is no deferred tax liability arising from the operations of the Company.

NOTE 5- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1, the Company is also subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital and a maximum ratio of aggregate indebtedness to net capital. At December 31, 2005, Alternative Wealth Strategies, Inc. had net capital of $21,493, which was $16,493 in excess of it required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .02 to 1, which met the requirements.

NOTE 6 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company had no subordinated liabilities at any time during the year 2005. A Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been included as a part of these financial statements as it is not applicable.

NOTE 7 – MARKETABLE SECURITIES

The Company owns 1500 shares of common stock of Warren Resources Inc. in a margin account. The shares have not been used as collateral for any loans. The fair market value as of December 31, 2005 was $15.82 per share.

ALTERNATIVE WEALTH STRATEGIES, INC.
COMPUTATION OF NET CAPITAL UNDER 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Schedule I

Total Shareholder's Equity	$ 25,053
Less: Haircut (15%)	
Marketable equity securities	3,560
NET CAPITAL	$ 21,493
Minimum net capital required	5,000
Excess Net Capital	16,493
Aggregate Indebtedness	$ 465
Net Capital	21,493
Ratio AI:NC	.02 to 1

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on Alternative Wealth Strategies, Inc's FOCUS report- Part IIA as of December 31, 2005 and this schedule.

ALTERNATIVE WEALTH STRATEGIES, INC.
STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3
AS OF DECEMBER 31, 2005

Schedule II

1. Alternative Wealth Strategies, Inc. is exempt from the requirement to determine reserve requirements pursuant to SEC Rule 15-c3-3 section K based on the following:

   a. Alternative Wealth Strategies, Inc.'s dealer transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account whether or not registered as an investment company;

   b. Alternative Wealth Strategies, Inc.'s broker transactions are limited to:

      i. The sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account whether or not registered as an investment company;

      ii. the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and

      iii. the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and

   c. Alternative Wealth Strategies, Inc. promptly transmits all funds and delivers all securities received in connection with their activities as a broker or dealer, and do no otherwise hold funds or securities for, or owes money or securities to, customers.

   d. Alternative Wealth Strategies, Inc. is not an insurance company who is registered as a broker-dealer.